Filed by Replay Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Replay Acquisition Corp. (SEC File No.:      001-38859)

Date: December 1, 2020

The following is a transcript of a conference call relating to Finance of America Equity Capital LLC’s Third Quarter 2020 Earnings conducted on December 1, 2020.

Finance of America 3Q20 Earnings Conference Call Script

Conference Call Introduction

Operator

Good afternoon, ladies and gentlemen, and welcome to the Finance of America Third Quarter 2020 Earnings Conference Call. I would now like to turn the conference over to Michael Fant, Senior Vice President of Finance at Finance of America.

Please go ahead, Michael.

Forward-Looking Statements

Michael Fant, Finance & Investor Relations

Thank you and good afternoon everyone, and welcome to Finance of America’s third quarter earnings call. With me today is Patti Cook, Chief Executive Officer, and Graham Fleming, President. As a quick reminder, this call is being recorded and you can find the Earnings Release on our investor relations website at www.financeofamerica.com. During the call we may refer to our unaudited financials and non-GAAP measures, which are reconciled to GAAP results, to the extent available without unreasonable efforts, in our earnings release. Also, I would like to remind everyone that comments on this conference call may be forward-looking statements regarding the company's expected operating and financial performance for future periods. These statements are based on the company's current expectations and are subject to the safe harbor statement for forward-looking statements that you will find in [today’s news release]. Actual results for future periods may differ materially from those expressed or implied by these forward-looking statements due to a number of risks or other factors that are described in Finance of America’s Form S-4 recently filed with the U.S. Securities and Exchange Commission. We are not undertaking any commitment to update these statements if conditions change. Please note these are interim period financials and are unaudited.

Participating in the call today are Chief Executive Officer Patti Cook and President Graham Fleming. Now I would like to turn the call over to Finance of America’s Chief Executive Officer Patti Cook. Patti?

Section I

Patti Cook, CEO

Thanks Michael and good afternoon everyone. I wanted to start by thanking all of Finance of America’s team members and partners for their commitment and hard work over the years, and particularly during the pandemic. I would also like to thank all of our clients for their continued trust and loyalty, and we look forward to building relationships with the investment community and creating shareholder value as we transition to a public company. While we are proud of our accomplishments to date, we are even more excited as we look to the future.

Before I dive into our business segments, I thought it might be helpful to provide a brief, high level overview of our business and our key differentiating factors.

Finance of America is a highly differentiated, diversified lending platform, with exceptional capabilities to develop loan products, while at the same time manufacturing assets that align with prevailing investor demand. Our platform was purpose built to create a business that could better withstand the cyclicality of most consumer lending businesses. The central tenet that drives what we do is to engage in businesses that complement one another but are driven by different tailwinds allowing us to grow earnings in a wide variety of economic conditions. Over the last four years we have maintained strong earnings growth, as new businesses came on line. This is in contrast to most other lenders during this period. So, while we continue to take advantage of the favorable rate environment within our forward mortgage segment, we see continued growth in our other lending segments and our non-lending segments. These non-mortgage segments will provide the benefits of diversification and powerful tailwinds as the mortgage market shifts and over time we expect the contribution from these channels to grow meaningfully. This growth will come both organically and through strategic acquisitions.

Low interest rates are the driving force in the mortgage market today while various demographic trends support future lending opportunities. In mortgage it is the increase in household formation that will drive a return to a purchase market. In reverse it is the aging baby boomers who have not saved enough for retirement but want to age in place and have fifty percent of their wealth tied up in their home. Our commercial segment is well positioned to help real estate investors meet the demand of millenials by providing the money they need to rehab the homes millenials will want to rent or buy.

Importantly, our business model is built with technology that enables all that we do. It is key to delivering a best in class customer experience. It gives us the flexibility to launch new products quickly. It enables us to onboard new businesses and people efficiently and to support sophisticated capital markets activity. A key aspect of a lender’s platform is the customer point of sale. Needless to say, today’s borrowers demand a process that is quick and easy. Similarly, our sales team demands a set of tools that make their job easy. Our technology coupled with our high-touch mortgage advisor approach produces customer satisfaction and loyalty. This is reflected in our 90-plus net promoter score.

Now turning to our business segments, let’s start with our lending business. Our multiproduct lineup includes mortgages, reverse mortgages, and loans to residential real estate investors. These products are distributed through multiple channels including distributed retail, third-party brokers and digital direct to consumer. These combine to give us great reach and allow us to connect with our customers however they choose.

In 2020, we have experienced record mortgage origination volumes and record margins. We are at historic lows in mortgage rates and given the Fed’s current posture on employment and inflation, we are likely to remain here for some time. This has created a massive incentive for homeowners to refinance their mortgages. In fact, research by Credit Suisse estimates 75-80% of all 30-year GSE mortgages have at least a 50 basis point incentive to refinance. Similar to others across the industry, our origination volumes have remained strong through the third quarter and into the fourth quarter based on increased refinancing activity. We have maintained our excellent turn times while locking, funding, and delivering new records of volume every quarter this year, with approximately 65% of third quarter volume coming from refinancing. Yet, historically, in fact as recently as the first quarter 2019, 75% of our volume came from purchases. This shows that our distribution platform is built to excel in either scenario. In addition, because of this record volume and the industry’s limitations in capacity, lenders’ revenue margins have widened significantly during 2020.

Next, our reverse business has tailwinds of its own that are not a function of low rates. Rather, there is a structural unmet need in this sector. Nearly 10,000 people in the U.S. will turn 65 every day for the next 10 years. Approximately 80% of this population has over 50% of their wealth tied up in home equity, which represents a roughly $7 trillion total addressable market. Most of these individuals have not saved enough to continue to fund their lifestyles postretirement, and most of them also want to age in place. Tapping into their home equity via a reverse mortgage could be a very elegant solution. Yet, today, only one-eighth of 1% of this population has a reverse mortgage. We have already launched a very successful proprietary reverse product targeted to this population to supplement the standard FHA-backed reverse mortgage product, and have plans for a second proprietary product. Most importantly, this sector represents an opportunity for us to do something great for our borrowers: help them solve a problem and achieve their financial goals. We at Finance of America have a real competitive advantage in this sector, as we have already demonstrated our ability to innovate. We remain focused on performance and helping the customer first, last, and always. HECM volumes were up substantially year-over-year in the third quarter reinforcing our ability to pivot to products that are best suited to meet consumer needs. This combined with higher net origination gains produced revenue growth of 29% year-over-year with only 14% growth in funded volume.

On the commercial side, our business is benefiting from a couple of tailwinds including the aging housing stock and millennials’ bias for newer construction or remodeled properties. Our nation’s housing stock simply has not been modernized to accommodate this demand for newer housing. The average age for a home in the U.S. is 37 years. There has been an uptick in demand from newly-formed households, who may not be able to buy a home today, but, nevertheless, have a strong desire to be in a single-family home. This sentiment has accelerated, spurring an increase in small-scale real estate investors looking for financing to buy and rehab homes. The goal of these investors is to either sell or rent those newly refurbished properties. Also it is important to note that after suspending originations in the second quarter, during the third quarter, we are ramping the business back up with the reintroduction of our products. The good news is pipelines are continuing to grow reflecting accelerating market demand.

In addition to our lending segments, we have two non-lending segments. One is a collection of fee-for-service businesses that provide a recurring stream of revenue called Incenter. This business allows us to capture incremental revenue through the lending process and to enhance the customer experience while increasing our revenue per unit. Two examples of these services include title and appraisal management. With over one-thousand third-party fee-based clients, Incenter provides a great and growing source of uncorrelated revenue.

The other non-lending segment is our Portfolio Management business. This business includes a broker dealer, an asset manager, and a registered investment advisor. This segment allows us to create new products and distribute them successfully to investors. Since June of 2017, we completed 21 securitizations for $6.8 billion. Growing demand from non-bank, capital investment vehicles, such as insurance companies and retirement plans searching for yield is driving spreads tighter. As a result, there remains significant investor demand for high-quality financial assets.

We believe that, our third quarter and year to date results further demonstrate the power of our diversified platform which allows us to capitalize on an outsized opportunity when presented. Looking ahead, we believe our platform will continue to benefit from continued low interest rates in our mortgage segment and the continued tailwinds of our other sectors. We are committed to the continued growth of our diversified platform in pusuit of cycle resistant earnings growth.

So with that, I will now turn the call over to our President, Graham Fleming, to discuss the financials in more detail.

Section II

Graham Fleming, President

Thanks Patti. As mentioned earlier, we generated very strong results for the third quarter including:

•	Total revenues of $605 million, up 30% on a sequential quarter basis, and $1.25 billon year to date representing an increase of 95% compared to the prior year;
•	Total funded origination volume of $9.2 billion, up 10% from $8.4 billion in the prior quarter, and $22.9 billion year to date representing a 68% growth rate over the prior year;
•	Pre-tax net income of $242 million, up 65% compared to the prior quarter, and $347 million year to date is an increase of more than five times the prior year;
•	Adjusted EBITDA of $235 million, representing a 54% growth rate on a sequential quarter basis; and
•	An Adjusted EBITDA margin of 39%.

Now, I would like to walk through a few key highlights across our five business segments. Starting with our Forward Originations segment, growth in the origination and sale of mortgage loans into the secondary market drove revenue up 33% on a sequential-quarter basis to $444 million for the third quarter of 2020. Following through, pre-tax income for the segment was up 74% versus the second quarter of 2020, while year-to-date earnings were up more than 18x.

As Patti mentioned earlier, our Reverse Originations segment originates home equity conversion mortgages which are insured by the Federal Housing Administration, referred to as “HECMs”, and our proprietary reverse mortgages, referred to as “non-agency reverse mortgages.” Reverse funded volumes declined 19% on a sequential-quarter basis to $626 million; however, year to date volumes of just over $2 billion are 14% higher than the prior year. Related net origination gains and origination fees drove segment revenue to $49 million and pre-tax income to $24 million for the third quarter of 2020. Year to date, segment revenues totaled $139 million and pre-tax income totaled $74 million compared to the prior year’s levels of $108 million and $52 million, respectively.

The Commercial Originations segment provides business purpose lending solutions for residential real estate investors in two principal ways: short-term loans to provide rehab and construction of investment properties meant to be sold or rented upon completion, and investor rental loans collateralized by either a single asset or portfolio of properties. Funded volumes in the Commercial segment reaccelerated from a standing start (after a three month COVID-related deferment of lending operations) to $90 million for the third quarter of 2020. Related net origination gains and origination fees earned on origination of loans increased segment revenue to $5 million compared to essentially nil for the prior-quarter.

The Portfolio Management segment consists of Broker-Dealer and Asset Management type activities. These include product development, loan securitization, loan sales, risk management, asset management and servicing oversight services to the enterprise and third-party funds. The Portfolio Management team connects borrowers and investors, thereby completing the lending lifecycle in a way that allows the Company to innovate and manage risk through better price and product discovery. Our financial strength enables us to selectively retain and manage assets on our balance sheet to generate attractive returns and uncorrelated recurring earnings. For the third quarter of 2020, assets under management reached $16.6 billion, up 3% on a sequential-quarter basis and 14% year-over-year. As a result, segment revenue, including gain on sale of loans, fair value gains, interest income, servicing income, fees for underwriting, advisory and valuation services and other ancillary fees, grew 8% compared to the second quarter, with pre-tax income also increasing 6%.

On a quarter-over-quarter basis, our revenue growth outpaced the increase in Assets Under Management. Year-to-date growth includes us overcoming marks from the first quarter that negatively impacted results. This impact notwithstanding, our team was still able to complete two securitizations in the first quarter, four in the second quarter and two more in the third quarter. All were completed in the midst of the pandemic reinforcing the power of our platform and the strength of our investor base. Including the two securitizations in the third quarter in 2020 we closed on eight transactions that raised $2.4 billion in aggregate through September.

The Lender Services segment provides ancillary business services, title agency and title insurance services, mortgage servicing rights valuation and MSR brokerage, along with appraisal management services to customers in the residential mortgage, student lending, and commercial lending industries. Revenue for the quarter totaled $53 million compared to $44 million in the second quarter of 2020, while pre-tax income rose to $8 million from $5 million. The sequential-quarter growth was mostly a function of strong title agency and underwriting revenue and seasonal growth in student loan fulfillment services.

Finally, we continue to capitalize on the favorable operating environment in the mortgage business including gain on sale margins that have widened in 2020 and a lower-for-longer interest rate backdrop. Through the first three quarters of this year, we have already more than quadrupled our pre-tax income and Adjusted EBITDA year-over-year.

Turning to our balance sheet, we maintain ample liquidity with $205 million of cash and cash equivalents, as well as $2.9 billion of advance and warehouse facilities as of September 30, 2020. We employ a capital-light model that has historically allowed roughly 80-plus percent of our income generation to be available for reinvestment in the form of acquisitions and development of new products. This gives us significant flexibility to seize opportunities in the marketplace and deploy capital where we see the potential for attractive returns.

Looking ahead, we are excited to provide an update to our outlook we provided earlier this year for the remainder of 2020. Based on year-to-date results and trends through the first two months of the fourth quarter, we are raising our outlook and now expect 2020 pre-tax net income to range from $435 million to $495 million, from $393 million and adjusted EBITDA to range from $535 million to $565 million from $478 million.

As we look toward our future, we are excited about our new initiatives we believe will carry us into a successful 2021 and beyond.

With that, I will turn it back to Patti.

Closing Remarks

Patti Cook, CEO

Thank you everyone for your time and interest. Finance of America companies provides an opportunity to invest in a differentiated consumer finance business, with multiple product lines and distribution channels that we believe will provide continued sustainable growth. We are very excited about the future, and we look forward to continuing to discuss our progress with you on future calls and meetings. Have a great evening.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement of Replay Acquisition that also constitutes a preliminary prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Replay Acquisition’s stockholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Replay Acquisition’s most recent filings with the SEC and in the Form S-4, including the preliminary proxy statement/prospectus filed in connection with the proposed business combination and, when available, the definitive proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America and New Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Replay Acquisition, New Pubco or Finance of America, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.